Exhibit 99.1

Hexindai Reports Unaudited Fourth Quarter and Fiscal Year 2019 Financial Results

BEIJING, CHINA, June 18, 2019 — Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”), a fast-growing consumer lending marketplace in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended March 31, 2019.

Throughout the release, each ADS represents one ordinary share. Fiscal year refers to the 12 months ended March 31.

Fourth Quarter of Fiscal Year 2019 Operational Highlights

•                      Total loan volume facilitated (1) was US$61.7 million (RMB0.4 billion) during the fourth quarter of fiscal year 2019, a decrease of 84.3% from the fourth quarter of fiscal year 2018.

•                      Gross billing amount (net of VAT)(2) was US$9.0 million during the fourth quarter of fiscal year 2019, a decrease of 70.1% from the fourth quarter of fiscal year 2018.

•                      Gross billing ratio (net of VAT)(3) for credit loans was 14.5% during the fourth quarter of fiscal year 2019, an increase from 7.6% during the fourth quarter of fiscal year 2018.

•                      Number of borrowers (4) was 51,958 during the fourth quarter of fiscal year 2019, an increase of 55.9% from the fourth quarter of fiscal year 2018.

•                      Number of investors (5) was 20,894 during the fourth quarter of fiscal year 2019, a decrease of 66.3% from the fourth quarter of fiscal year 2018.

(1) Total loan volume facilitated is defined as the total principal amount of loans facilitated on our marketplace or recommended to other thirty-parties during the relevant period.

(2)“Gross billing amount” is defined as the aggregated loan facilitation fees and loan management fees charged to borrowers before cash incentives, net of value added tax. It differs from the revenue recognized at the time of recognition. For an individual secured loan transaction, the gross billing amount equals the gross accumulative loan management service revenue recognized over the term of the secured loan. For the traditional individual credit loan transaction, as the loan facilitation service fees are charged upfront upon the release of funds to borrowers, the gross billing amount equals the loan facilitation service revenue, while for the newly introduced individual credit loan we launched from third quarter of fiscal year 2018, the service fees are charged each period, the gross billing amount equals the gross accumulative loan management service revenue recognized over the estimated term of the credit loan.

(3)“Gross billing ratio” is defined as the gross billing amount divided by loan volume facilitated, presented in percentage. It is an operation metric we believe is a more accurate indicator of profitability.

(4) Refers to borrowers who recorded successful borrowing activity on our online marketplace or recommended to other third-parties during the relevant period.

(5) Refers to investors who made loan investments on our online marketplace during the relevant period.

Fourth Quarter of Fiscal Year 2019 Unaudited Financial Highlights

•                      Net revenue was US$4.1 million during the fourth quarter of fiscal year 2019, a decrease of 85.0% from the fourth quarter of fiscal year 2018.

•                      Operating costs and expenses were US$6.5 million during the fourth quarter of fiscal year 2019, a decrease of 21.6% from the fourth quarter of fiscal year 2018.

•                      Net income was US$2.8 million during the fourth quarter of fiscal year 2019, a decrease of 83.3% from the fourth quarter of fiscal year 2018.

•                      Basic earnings per common shares (“EPS”) in the fourth quarter of fiscal year 2019 was US$0.06 compared to US$0.36 in the same period of fiscal year 2018.

•                      Diluted EPS in the fourth quarter of fiscal year 2019 was US$0.05 compared to US$0.32 in the same period of fiscal year 2018.

•                      Adjusted net income attributable to Hexindai Inc.’s shareholders (Non-GAAP) in the fourth quarter of fiscal year 2019 was US$3.9 million, decreased by 78.4% from US$18.2 million in the fourth quarter of fiscal year 2018.

•                      Adjusted EBIT (Non-GAAP) in the fourth quarter of fiscal year 2019 was (US$1.4 million), decreased by 107.0% from US$20.4 million in the fourth quarter of fiscal year 2018.

Fiscal Year Ended March 31, 2019 Operational Highlights

•                      Total loan volume facilitated was US$564.9 million (RMB3.8 billion) during the fiscal year ended March 31, 2019, a decrease of 54.5% from US$1,257.6 million (RMB8.3 billion) during last fiscal year.

•                      Gross billing amount (net of VAT) was US$68.1 million during the fiscal year ended March 31, 2019, a decrease of 41.9% from last fiscal year.

•                      Gross billing ratio (net of VAT) for credit loans was 12.1% during the fiscal year ended March 31, 2019, an increase from 9.4% during last fiscal year.

•                      Number of borrowers was 84,891 during the fiscal year ended March 31, 2019, a decrease of 16.1% from last fiscal year.

•                      Number of investors was 118,247 during the fiscal year ended March 31, 2019, a decrease of 14.3% from last fiscal year.

•                      Delinquency rates (6) As of March 31, 2019, the delinquency rates for loans that are past due for 15-29 days, 30-59 days and 60-89 days were 0.257%, 0.337% and 0.367%, compared to 0.066%, 0.152% and 0.120%, as of March 31, 2018.

•                      M3+ Net Charge-Off Rates(7)As of March 31, 2019, the cumulative M3+ net charge-off rate for credit loans originated in the first vintage, from the inception to March 31, 2016, was 5.99%, compared to 5.81% as of December 31, 2018. As of March 31, 2019, the cumulative M3+ net charge-off rate for credit loans originated in the second vintage, for fiscal year 2017, was 4.94%, compared to 4.56% as of December 31, 2018. As of March 31, 2019, the cumulative M3+ net charge-off rate for credit loans originated in the third vintage, for fiscal year 2018, was 1.97%, compared to 1.35% as of December 31, 2018. As of March 31, 2019, the cumulative M3+ net charge-off rate for credit loans originated in the fourth vintage, for fiscal year 2019, was 0.63% compared to 0.24% for loans originated in the fourth vintage, for the period April 1, 2018 to December 31, 2018 as of December 31, 2018.

(6) We define the delinquency rates as of the end of the period as the outstanding balance of principal and interest that were 15 to 29, 30 to 59 and 60 to 89 calendar days delinquent as a percentage of the total outstanding balance of principal and interest for the relevant group of loans during such period.

(7) We define ‘‘M3+ Net Charge-off Rates’’, with respect to loans facilitated during a specified time period or the ‘‘vintage’’, as the total balance of outstanding principal of loans that become delinquent for over three months during a specified period and the remainder of the expected interest for the life of such loans, divided by the total principal of the loans facilitated in such vintage.

Through Hexindai’s platform, the total loan volume facilitated was approximately US$3.1 billion (RMB20.5 billion) from the inception of its business in March 2014 through March 31, 2019.

Fiscal Year Ended March 31, 2019 Unaudited Financial Highlights

•                      Net revenue was US$61.3 million in the fiscal year ended March 31, 2019, a decrease of 42.8% from last fiscal year.

•                      Operating costs and expenses were US$56.2 million in the fiscal year ended March 31, 2019, an increase of 79.2% from last fiscal year.

•                      Net income was US$5.5 million in the fiscal year ended March 31, 2019, a decrease of 91.6% from last fiscal year.

•                      Basic EPS in the fiscal year ended March 31, 2019 was US$0.11 compared to US$1.46 in last fiscal year.

•                      Diluted EPS in the fiscal year ended March 31, 2019 was US$0.10 compared to US$1.37 in last fiscal year.

•                      Adjusted net income attributable to Hexindai Inc.’s shareholders (Non-GAAP) in the fiscal year ended 2019 was US$12.1 million, decreased by 82.0% from US$67.3 million in last fiscal year.

•                      Adjusted EBIT (Non-GAAP) in the fiscal year ended 2019 was US$13.2 million, decreased by 83.1% from US$78.0 million in last fiscal year.

Mr. Xiaobo An, Chairman and Chief Executive Officer of Hexindai, commented, “We believe the worst is behind us as the market environment continues to gradually improve and investor confidence returns. Our outlook has remarkably improved this quarter, especially on a sequential basis. Total loans facilitated during the quarter doubled sequentially to US$61.7 million and net revenue increased to US$4.1 million. Gross billing amount, net of VAT, more than tripled sequentially to US$9.0 million. More importantly, our default rate remained low which demonstrated just how effective our cutting-edge risk management systems have been at stabilizing our business in what was a very unstable market environment. While our top line continues to feel the impact, it is gradually improving as is our cost structure and bottom line as we return our focus to new loan products as the market rebuilds.”

“Having made more progress in the regulatory compliance review process as the Beijing Local Financial Supervision and Administration (formerly the Beijing Municipal Bureau of Financial Work) concluded its field inspection work of the company, we are awaiting further notice to begin the registration process which we believe has already begun to rebuild confidence in our platform. We continue to diversify our funding sources with the addition of institutions and funding partners to help us develop additional growth drivers going forward. In addition to our core medium-sized credit loan business, we launched an online microfinancing loan during the quarter for smaller-size loans. Microfinancing forms a critical part of our strategy to diversify revenue streams and expand our offerings vertically. With a comprehensive strategy in place and market sentiment gradually getting better, we expect to see both our loan volume and revenue improve throughout the rest of this year. I am confident that we are well positioned to take advantage of market opportunities as the industry consolidates leveraging our strong financial resources and operational capabilities, as well as experienced management team.”

Fourth Quarter of Fiscal Year 2019 Unaudited Financial Results

Net revenue

Net revenue during the fourth quarter of fiscal year 2019 was US$4.1 million, a decrease of 85.0% compared to US$27.6 million during the same quarter of fiscal year 2018. The decrease was primarily due to the significant decrease in the volume of credit loans facilitated through Hexindai’s marketplace, which decreased from US$418.4 million (RMB2.7 billion) in the fourth quarter of fiscal year 2018 to US$61.7 million (RMB0.4 billion) in the same quarter of fiscal year 2019. The decrease in the volume of credit loans facilitated through the Company’s marketplace was primarily due to the reduction in the amount of investment available for credit loans. Such reduction in investment resulted from tightened industry regulation causing the suspension or shut down of some peers, which negatively impacted investors’ sentiment and confidence across the industry.

Operating costs and expenses

Total operating costs and expenses during the fourth quarter of fiscal year 2019 were US$6.5 million, a decrease of 21.6% from US$8.4 million in the same quarter of last fiscal year. The decrease was primarily due to decrease in sales and marketing expenses and service and development expenses.

Sales and marketing expenses

Sales and marketing expenses during the fourth quarter of fiscal year 2019 were US$1.7 million, a decrease of 50.5% from US$3.5 million during the same quarter of last fiscal year. The decrease was primarily due to the decrease of advertising expenses.

Service and development expenses

Service and development expenses during the fourth quarter of fiscal year 2019 were US$1.6 million, a decrease of 21.7% from US$2.1 million during the same quarter of last fiscal year. The decrease was primarily attributable to the decrease in custodian bank account management fees.

General and administrative expenses

General and administrative expenses during the fourth quarter of fiscal year 2019 were US$2.1 million, an increase of 25.6% from US$1.7 million during the same period of last fiscal year. The increase was primarily attributable to an increase in professional service fees.

Share-based compensation

Share-based compensation during the fourth quarter of fiscal year 2019 was US$1.1 million, remained stable when compared to the same period of last fiscal year.

Net income

As a result of the foregoing, a decrease of 83.3% in our net income, which decreased from US$17.0 million during the fourth quarter of fiscal year 2018 to US$2.8 million during the same quarter of fiscal year 2019.

Net income attributable to Hexindai Inc.’s shareholders and EPS

Net income attributable to the Company’s shareholders decreased by 83.3% to US$2.8 million in the fourth quarter of fiscal year 2019 from US$17.0 million in the same period of last fiscal year. Accordingly, the basic EPS decreased to US$0.06 in the fourth quarter of fiscal year 2019 from US$0.36 in the same period of fiscal year 2018 and diluted EPS decreased to US$0.05 in the fourth quarter of fiscal year 2019 from US$0.32 in the same period of fiscal year 2018.

Adjusted net income attributable to Hexindai Inc.’s shareholders and adjusted EPS

Adjusted net income attributable to the Company’s shareholders, which excluded share-based compensation expenses, decreased by 78.4% to US$3.9 million in the fourth quarter of fiscal year 2019 from US$18.2 million in the same quarter of fiscal year 2018. Accordingly, the adjusted basic EPS decreased to US$0.08 in the fourth quarter of fiscal year 2019 from US$0.38 in the same period of fiscal year 2018 and the adjusted diluted EPS decreased to US$0.07 in the fourth quarter of fiscal year 2019 from US$ 0.34 in the same quarter of fiscal year 2018.

Fiscal Year Ended March 31, 2019 Unaudited Financial Results

Net revenue

Net revenue during the fiscal year ended March 31, 2019 was US$61.3 million, a decrease of 42.8% from US$107.3 million in last fiscal year. The decrease was primarily due to the decrease in the volume of credit loans facilitated through Hexindai’s marketplace, which decreased from US$1,248.0 million (RMB8.3 billion) in the fiscal year ended March 31, 2018 to US$564.9 million (RMB3.8 billion) in the fiscal year ended March 31, 2019. The decrease in the volume of credit loans facilitated through the Company’s marketplace was primarily due to the reduction in the amount of investment available for credit loans. Such reduction in investment resulted from tightened industry regulation causing the suspension or shut down of some peers, which negatively impacted investors’ sentiment and confidence across the industry.

Operating costs and expenses

Total operating costs and expenses during the fiscal year ended March 31, 2019 were US$56.2 million, an increase of 79.2% from US$31.4 million in fiscal year ended March 31, 2018. The increase was primarily due to increase in sales and marketing expenses, general and administrative expenses and share-based compensation.

Sales and marketing expenses

Sales and marketing expense during the fiscal year ended March 31, 2019 were US$32.3 million, an increase of 112.1% from US$15.2 million from last fiscal year. The increase was primarily due to an increase in employee expenses, expenses paid to advertising vendors for online acquisition of borrowers and investors, and a series of marketing and promotional campaigns expenses in the first half of the fiscal year.

Service and development expenses

Service and development expenses during the fiscal year ended March 31, 2019 were US$7.4 million, a decrease of 12.9% from US$8.5 million during last fiscal year. The decrease was primarily attributable to the decrease in custodian bank account management fees.

General and administrative expenses

General and administrative expenses during the fiscal year ended March 31, 2019 were US$9.9 million, an increase of 70.7% from US$5.8 million during last year. The increase was primarily attributable to an increase in professional service fees and rental and property fees.

Share-based compensation

Share-based compensation during the fiscal year 2019 was US$6.6 million, increased from US$1.8 million during last fiscal year. The increase was attributable to awards granted under the 2016 Equity Incentive Plan since November 3, 2017 on which date the Company completed its IPO.

Net income

As a result of the foregoing, a decrease of 91.6% in our net income, which decreased from US$65.5 million during the fiscal year ended March 31, 2018 to US$5.5 million during this fiscal year.

Net income attributable to Hexindai Inc.’s shareholders and EPS

Net income attributable to the Company’s shareholders decreased by 91.6% to US$5.5 million in fiscal year 2019 from US$65.5 million in last fiscal year. Accordingly, the basic EPS decreased to US$0.11 in fiscal year 2019 from US$1.46 in fiscal year 2018 and diluted EPS decreased to US$0.10 in fiscal year 2019 from US$1.37 in fiscal year 2018.

Adjusted net income attributable to Hexindai Inc.’s shareholders and adjusted EPS

Adjusted net income attributable to the Company’s shareholders, which excluded share-based compensation expenses, decreased by 82.0% to US$12.1 million during the fiscal year ended March 31, 2019 from US$67.3 million in the fiscal year ended March 31 2018. Accordingly, the adjusted basic EPS decreased to US$0.25 during the fiscal year ended March 31, 2019 from US$1.50 in last fiscal year and the adjusted diluted EPS decreased to US$0.22 during the fiscal year ended March 31, 2019 from US$1.41 in last fiscal year.

Cash and Cash Flow

As of March 31, 2019, the Company had cash and cash equivalents of US$57.4 million. Net cash used in operating activities for the fiscal year ended March 31, 2019 was US$1.7 million, compared to net cash provided by operating activities of US$87.7 million in last fiscal year. The decrease in operating cash flow was mainly due to decreased net income as well as increased payouts of tax during fiscal year ended March 31, 2019. Net cash used in investing activities for the fiscal year end March 31, 2019 was US$68.1 million, compared to US$27.6 million in last fiscal year. The increase in investing cash flow was due to an increase in loan principal originated through our microlending business and the payment of long-term investment. Net cash used in financing activities for the fiscal year ended March 31, 2019 was US$0.03 million, compared to net cash provided by financing activities of US$47.5 million in the same period of last fiscal year. The decrease in financing activities was mainly due to the net proceeds from our IPO and repayment from related parties in fiscal year 2018.

Use of Non-GAAP Financial Measures

We used adjusted net (loss) income, adjusted EPS and adjusted EBIT, non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. “Adjusted net (loss) income” is net income before share-based compensation expenses. “Adjusted EBIT” is earnings before interest, income taxes and share-based compensation. We believed that the non-GAAP financial measures helped identify underlying trends in our business by excluding the impact of share-based compensation expenses, which were non-cash charges. We believed that the adjusted net (loss) income, adjusted EPS and adjusted EBIT provided useful information about our operating results, enhance the overall understanding of our past performance and prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

The non-GAAP measures were not defined under U.S. GAAP and was not presented in accordance with U.S. GAAP. These non-GAAP financial measures had limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP measures” set forth at the end of this press release.

Exchange Rate Information

Our business was conducted in China, and our financial records were maintained in RMB, our functional currency. However, we used the U.S. dollar as our reporting currency; therefore, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then-current exchange rates, for the convenience of the readers. The financial information was first prepared in RMB and then was translated into U.S. dollars at period-end exchange rates in the H.10 statistical release of the Federal Reserve Board as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts were translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments were included as a component of accumulated other comprehensive income (loss) in shareholders’ equity. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Recent Developments

In March 2019, Hexindai issued a Senior Unsecured Note (the “Note”) to Majik Fund SPC, an exempted company managed by a subsidiary of Yunfeng Financial Group Limited (HKSE 376), an innovative financial technology group, providing comprehensive investing and financing services for individual and institutional investors and enterprise customers. Hexindai issued Majik Fund SPC a US$20 million three-year Senior Unsecured Note due 2022. The Note bears a fixed interest rate of 12.0% per annum, with interest payable semi-annually in arrears.

In May 2019, Mr. Xinming Zhou resigned as Hexindai’s Chief Executive Officer, effective immediately. Mr. Xiaobo An, Hexindai’s Founder and Chairman,  assumed the role of Chief Executive Officer, while Chief Operating Officer Ms. Lili Hua replaced Mr. Zhou on the board as a Director.

In June 2019, the company completed a key regulatory compliance milestone as the Beijing Local Financial Supervision and Administration (formerly the Beijing Municipal Bureau of Financial Work) concluded its field inspection work of the company. The National P2P Rectification Office issued a notice for regulatory compliance inspection in August 2018 and laid out detailed criteria for self-examination and correction by P2P platforms. Completing the compliance inspection is part of the prerequisites for P2P platforms in China to file for registration with authorities.

Conference Call

The Company will host a conference call to discuss the earnings at 8:00 a.m. Eastern Time on Tuesday, June 18, 2019 (8:00 p.m. Beijing/Hong Kong Time on the same day).

Dial-in numbers for the live conference call are as follows:

International	+65 6713-5090

U.S. Toll Free	+1 866-519-4004

Mainland China	4006-208038

Hong Kong Toll Free	8009-06601

Passcode: HX

A telephone replay of the call will be available two hours after the conclusion of the conference call through 9:59 p.m. Beijing/Hong Kong Time, June 26, 2019.

Dial-in numbers for the replay are as follows:

International Dial-in	+61 2-8199-0299

U.S. Toll Free	+1 855-452-5696

Passcode: 1828707

A live and archived webcast of the conference call will be available on the Investor Relations section of Hexindai’s website at http://ir.hexindai.com/.

About Hexindai Inc.

Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”) is a fast-growing consumer lending marketplace based in Beijing, China facilitating loans to meet the increasing consumption demand of the emerging middle class in China. Hexindai provides borrowers with convenient and ready access to credit through its online marketplace. The Company offers borrowers a wide range of products designed based on customer segmentation data and tailored to the specific needs of the emerging middle class in China by matching them with investors seeking various types of investment products with appropriate risk levels and risk-adjusted returns. Hexindai’s strong online and offline user acquisition capabilities combined with an online platform with extensive offline networks, an advanced risk management system, and strong strategic cooperative relationships with a custodian bank and an insurance company to safeguard investments, allows the Company to generate higher customer satisfaction, reliance, and realize faster growth in China.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace’s products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please visit ir.hexindai.com

For investor inquiries, please contact:

Hexindai

Ms. Daisy Wang

Tel: +86-10-5380-6196

Email: ir@hexindai.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10- 5900-1548

E-mail: carnell@christensenir.com

In US

Mr. Tip Fleming

Phone: +1-917-412-3333
Email: tfleming@Christensenir.com

HEXINDAI INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	March 31,	March 31,
	2019	2018
	USD	USD
ASSETS
CURRENT ASSETS:
Cash	57,372,128	132,622,467
Receivables, contract assets, prepayments and other assets	3,753,604	1,248,562
Loans receivable-current, net of provision for loan losses	36,554,913	28,696,234
Interest receivable	—	555,502
TOTAL CURRENT ASSETS	97,680,645	163,122,765
Loans receivable-non-current, net of provision for loan losses	39,810,461	—
Long term investments	30,789,836	—
Property, equipment and software at cost, net	1,253,723	767,087
Deferred tax assets	3,721,177	—
TOTAL ASSETS	173,255,842	163,889,852

CURRENT LIABILITIES:
Accrued expenses and other current liabilities	2,791,099	3,786,955
Consideration payable	14,289,371	—
Deferred revenue-current	110,726	—
Taxes payable	9,371,530	20,059,828
TOTAL CURRENT LIABILITIES	26,562,726	23,846,783
Note payable	20,000,000	—
Deferred revenue-non-current	189,958	—
TOTAL LIABILITIES	46,752,684	23,846,783

EQUITY:
Ordinary shares ($0.0001 par value, 500,000,000 shares authorized 49,625,303 and 47,958,550 shares issued as of March 31, 2019 and 2018;49,204,083 and 47,958,550 shares outstanding as of March 31, 2019 and 2018, respectively)	4,963	4,796
Treasury stock (421,220 shares and nil as of March 31, 2019 and 2018, respectively)	(1,320,468)	—
Additional paid-in capital	66,159,813	58,417,971
Retained earnings	63,415,808	77,241,073
Accumulated other comprehensive (loss) income	(1,756,958)	4,379,229
TOTAL EQUITY	126,503,158	140,043,069
TOTAL LIABILITIES AND EQUITY	173,255,842	163,889,852

HEXINDAI INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(UNAUDITED)

	For Three Months Ended March 31,		For the Years Ended March 31,
	2019	2018	2019	2018
	USD	USD	USD	USD
REVENUE
Loan facilitation, post-origination and other service, net	4,251,156	27,991,650	62,103,886	108,148,255
Business and sales related taxes	(104,536)	(377,792)	(773,382)	(890,414)
NET REVENUE	4,146,620	27,613,858	61,330,504	107,257,841

OPERATING COSTS AND EXPENSES
Sales and marketing	1,731,520	3,496,941	32,322,003	15,241,637
Service and development	1,608,518	2,054,458	7,396,835	8,495,768
General and administrative	2,131,075	1,697,319	9,928,512	5,816,130
Share-based compensation	1,077,137	1,105,037	6,585,386	1,828,868
Total operating costs and expenses	6,548,250	8,353,755	56,232,736	31,382,403
INCOME FROM OPERATIONS	(2,401,630)	19,260,103	5,097,768	75,875,438
OTHER INCOME (EXPENSE)
Other income	65,678	169,598	2,336,015	683,393
Other expense	(2,188)	(2,191)	(28,530)	(22,516)
Total other income, net	63,490	167,407	2,307,485	660,877
(LOSS) INCOME BEFORE INCOME TAXES	(2,338,140)	19,427,510	7,405,253	76,536,315
INCOME TAXES (CREDIT) EXPENSES	(5,185,470)	2,382,315	1,872,672	11,025,690
NET INCOME	2,847,330	17,045,195	5,532,581	65,510,625
Less: net income attributable to non-controlling interest	—	—	—	28,652
NET INCOME ATTRIBUTABLE TO HEXINDAI’S SHAREHOLDERS	2,847,330	17,045,195	5,532,581	65,481,973

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	4,589,150	3,419,954	(6,136,187)	6,028,143
COMPREHENSIVE INCOME	7,436,480	20,465,149	(603,606)	71,538,768

Less: comprehensive income attributable to non-controlling interest	—	—	—	132,814
COMPREHENSIVE INCOME ATTRIBUTABLE TO HEXINDAI’S SHAREHOLDERS	7,436,480	20,465,149	(603,606)	71,405,954

Earnings per common share-basic	0.06	0.36	0.11	1.46
Earnings per common share-diluted	0.05	0.32	0.10	1.37
Weighted average number of shares outstanding-basic	49,104,693	47,958,550	48,693,162	44,977,780
Weighted average number of shares outstanding-diluted	52,438,134	53,269,615	52,912,826	47,656,263

HEXINDAI INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(UNAUDITED)

	For Three Months Ended March 31,		For the Years Ended March 31,
	2019	2018	2019	2018
	USD	USD	USD	USD
Net income attributable to Hexindai Inc.’s shareholders	2,847,330	17,045,195	5,532,581	65,481,973
Add: Share-based compensation expenses*	1,077,137	1,105,037	6,585,386	1,828,868
Adjusted net income attributable to Hexindai Inc.’s shareholders	3,924,467	18,178,884	12,117,967	67,310,841

Weighted average number of shares outstanding*-basic	49,104,693	47,958,550	48,693,162	44,977,780
Weighted average number of shares outstanding*-diluted	52,438,134	53,269,615	52,912,826	47,656,263

Earnings per common share*-basic	0.06	0.36	0.11	1.46
Adjustment related to share based compensation expenses*-basic	0.02	0.02	0.14	0.04
Adjusted earnings per common share*-basic	0.08	0.38	0.25	1.50

Earnings per common share*-diluted	0.05	0.32	0.10	1.37
Adjustment related to share based compensation expenses*-diluted	0.02	0.02	0.12	0.04
Adjusted earnings per common share*-diluted	0.07	0.34	0.22	1.41

Net income attributable to Hexindai Inc.’s shareholders	2,847,330	17,045,195	5,532,581	65,481,973
Less: Interest income	(165,701)	(92,287)	(775,551)	(343,370)
Add: Income tax (benefit) expense**	(5,185,470)	2,382,315	1,872,672	11,025,690
Share-based compensation expenses*	1,077,137	1,105,037	6,585,386	1,828,868
Adjusted EBIT	(1,426,704)	20,440,260	13,215,088	77,993,161

* Share-based compensation expenses are not tax deductible under relevant tax laws and regulations in our tax jurisdiction.

** Income tax expenses include US$24,855, US$ 13,843, US$ 116,333 and US$ 51,506 related to the current tax expenses on interest income, which was recognized for the three months period ended March 31, 2019 and 2018 and the fiscal years ended March 31, 2019 and 2018, respectively.

The following table presents our summary operating data for three months and fiscal year ended March 31, 2018 and 2019.

	For Three Months Ended March 31,				For the Years Ended March 31,
	2019		2018		2019		2018		Growth Rates (4)
	(RMB)	(US$)	(RMB)	(US$)	(RMB)	(US$)	(RMB)	(US$)	Three months ended March 31, 2019 compared to March 31, 2018	For the fiscal year ended March 31, 2019 compared to March 31, 2018
	(in thousands, except percentages and numbers)				(in thousands, except percentages and numbers)
Loan volume facilitated
Credit loan principal	416,302	61,723	2,658,495	418,427	3,788,185	564,895	8,268,844	1,248,033	-84.3%	-54.2%
Secured loan principal	—	—	—	—	—	—	63,220	9,542	—	-100.0%
Total	416,302	61,723	2,658,495	418,427	3,788,185	564,895	8,332,064	1,257,575	-84.3%	-54.5%
Number of transactions facilitated (1)
Credit loan transactions	51,958	51,958	33,396	33,396	84,904	84,904	101,361	101,361
Secured loan transactions	—	—	—	—	—	—	49	49
Total	51,958	51,958	33,396	33,396	84,904	84,904	101,410	101,410
Average individual transaction amount
Credit loan transactions	8	1	80	13	45	7	82	12
Secured loan transactions	—	—	—	—	—	—	1,290	195
Overall average	8	1	80	13	45	7	82	12
Gross billing amount (net of VAT)
Credit loan	60,455	8,963	202,246	31,832	456,526	68,077	784,355	118,384	-70.1%	-41.8%
Secured loan	—	—	—	—	—	—	1,458	220	—	-100.0%
Total	60,455	8,963	202,246	31,832	456,526	68,077	785,813	118,604	-70.1%	-41.9%
Gross billing ratio (net of VAT)
Credit loan	14.5%	14.5%	7.6%	7.6%	12.1%	12.1%	9.5%	9.5%
Secured loan	—	—	—	—	—	—	2.3%	2.3%
Total	14.5%	14.5%	7.6%	7.6%	12.1%	12.1%	9.4%	9.4%
Number of borrowers
Credit loan transactions	51,958	51,958	33,322	33,322	84,891	84,891	101,137	101,137
Secured loan transactions	—	—	—	—	—	—	35	35
Total	51,958	51,958	33,322	33,322	84,891	84,891	101,172	101,172	55.9%	-16.1%
Number of investors
Credit loan transactions (2)	19,587	19,587	52,231	52,231	106,764	106,764	117,016	117,016
Secured loan transactions (3)	—	—	—	—	—	—	76	76
Credit and secured loan transactions	1,307	1,307	9,808	9,808	11,483	11,483	20,858	20,858
Total	20,894	20,894	62,039	62,039	118,247	118,247	137,950	137,950	-66.3%	-14.3%

(1) Number of transactions facilitated is defined as the total number of loans facilitated on our marketplace or recommended to third-parties during the relevant period.

(2) Refers to investors who exclusively invested in credit loan transactions during the relevant period.

(3) Refers to investors who exclusively invested in secured loan transactions during the relevant period.

(4) Growth rates are calculated by RMB and exclude the impact from exchange rate in different reporting period to reflect a real growth rate.

The following table sets forth our revenue breakdown for the periods indicated:

	For the Three Months Ended March 31,		For the Fiscal Years Ended March 31,
	2019	2018	2019	2018
	US$	US$	US$	US$
Revenue (1)
Loan facilitation service	5,349,487	30,929,552	66,782,312	117,984,295
Loan management service	—	104,002	—	508,948
Post-origination service	1,240,473	1,819,683	11,418,182	4,213,862
Loan recommendation service	858,796	—	858,796	—
Interest income	1,067,138	590,122	3,552,983	590,122
Others	(678)	(483)	1,491	21,434
Business tax	(104,536)	(377,792)	(773,382)	(890,414)
Cash incentives	(4,264,060)	(5,451,226)	(20,509,878)	(15,170,406)
Net Revenue	4,146,620	27,613,858	61,330,504	107,257,841

(1) Represents amounts net of VAT

The following tables set forth our delinquency rates for all loans as of March 31, 2016, 2017, 2018 and 2019, respectively:

Delinquency Rates (1)

	Delinquent for
	15 - 29 days	30 - 59 days	60 - 89 days
March 31, 2016	0.092%	0.074%	0.061%
March 31, 2017	0.091%	0.138%	0.331%
March 31, 2018	0.066%	0.152%	0.120%
March 31, 2019	0.257%	0.337%	0.367%

(1) Loans that are delinquent for more than 89 days are counted towards the M3+ Net Charge-off Rates. See ‘‘—M3+ Net Charge-off Rates’’ .

The following table provides the amount of credit loans generated through our marketplace or recommended to other third-parties during each of the periods presented and the corresponding accumulated M3+ Net Charge-off and M3+ Net Charge-off Rates data as of December 31, 2018 and March 31, 2019 for the credit loans facilitated during each of the periods presented.

M3+ Net Charge-off Rates

	Amount of loans facilitated during the period		Accumulated M3+Net Charge-off as of March 31, 2019		Total M3+Net Charge-Off Rate as of March 31, 2019
Loan issued period	(RMB)	(USD)	(RMB)	(USD)	Percentage
	(in thousands)		(in thousands)
Since inception to March 31, 2016	678,849	107,466	40,693	6,337	5.99%
From April 1, 2016 to March 31, 2017	2,264,421	336,727	111,774	16,239	4.94%
From April 1, 2017 to March 31, 2018	8,268,844	1,248,033	162,931	25,975	1.97%
From April 1, 2018 to March 31, 2019	3,788,185	564,895	24,020	3,579	0.63%

M3+ Net Charge-off Rates

	Amount of loans facilitated during the period		Accumulated M3+Net Charge-off as of December 31, 2018		Total M3+Net Charge-Off Rate as of December 31, 2018
Loan issued period	(RMB)	(USD)	(RMB)	(USD)	Percentage
	(in thousands)		(in thousands)
Since inception to March 31, 2016	678,849	107,466	39,445	6,143	5.81%
From April 1, 2016 to March 31, 2017	2,264,421	336,727	103,275	15,004	4.56%
From April 1, 2017 to March 31, 2018	8,268,844	1,248,033	111,535	17,781	1.35%
From April 1, 2018 to December 31, 2018	3,371,882	503,732	8,172	1,189	0.24%